EXHIBIT 23.1



            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We consent to the use in this Registration Statement of our report dated March 24, 2006, except for Note 18(B) as to which the date is March 31, 2006, relating to the consolidated financial statements of Incentra Solutions, Inc. and subsidiaries (the "Company") (which includes an explanatory paragraph relating to the Company's ability to continue as a going concern, an explanatory paragraph relating to the Company's 2005 accounting for goodwill recorded in connection with business acquisitions that occurred during the first quarter of 2005 and an explanatory paragraph describing that on August 18, 2004, the Company acquired ManagedStorage International, Inc. in a transation recorded as a reverse merger), and to the references to our Firm under the caption "Experts" in the Prospectus.

/s/ GHP HORWATH, P.C.
May 23, 2006